Filed by Sabine Production Partners, LP
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sabine Royalty Trust
Commission File Number: 333-127203
FOR IMMEDIATE RELEASE
Sabine Production Partners, LP Corrects Erroneous Statement in Press Release Made Earlier Today by Sabine Royalty Trust Trustee
FORT WORTH, TEXAS — January 6, 2006 — Sabine Production Partners, LP issues this release to correct an erroneous statement made by the Trustee of Sabine Royalty Trust (NYSE: SBR — News) in a press release earlier today regarding the proxy statement/prospectus mailed by Sabine Production Partners, LP to unit holders of SBR. In its release, the trustee erroneously stated that “[a] vote not cast [on the proposals made by Sabine Production Partners, LP] will be considered a vote “FOR” the proposal[s].”
     That statement is incorrect. A proxy card not submitted will NOT be considered a vote in favor of a meeting of unit holders of SBR and will NOT be considered a vote in favor of any of the proposals. An unreturned proxy card will have the effect of a vote against the calling of a meeting and against the proposals.
     Sabine Production Partners, LP has brought this error to the attention of the Trustee.
Investors and SBR unit holders are urged to read carefully in their entirety the Registration Statement and the Proxy Statement/Prospectus filed by Sabine Production Partners, LP with the SEC because they contain important information about Sabine Production Partners, LP, SBR, the proposed transaction, the persons soliciting proxies relating to the proposed transaction, their interests in the transaction and related matters. Investors and unit holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus may also be obtained from Sabine Production Partners, LP by directing a request by telephone to (800) 519-4866 or by mail to Sabine Production Partners, LP, 512 Main Street, Suite 1200, Fort Worth, Texas 76102 or by mail from its solicitation agent, Georgeson Shareholder Communications Inc., 17th State Street, New York, New York, 10004, or by telephone to (866) 729-6808 (banks and brokers may call (212) 440-9800).
Source: Sabine Production Partners, LP
Contact: Gerald W. Haddock, (817) 885-8390